UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2013

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Notice on Alvarion® Appoints Assaf Katan as Acting Chief Executive Officer, Dated April 22, 2013	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: April 22, 2013	By:	/s/ Avi Stern
Name: Avi Stern
Title: CFO

EXHIBIT 1

Investor & Media Contacts: Avi Stern, CFO +972.3.767.4333 avi.stern@alvarion.com
Elana Holzman, VP IR +972.3.645.9872 elana.holzman@alvarion.com

Alvarion® Appoints Assaf Katan as Acting Chief Executive Officer

Tel Aviv, Israel, April 22, 2013 – Alvarion® Ltd. (NASDAQ: ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, today announced the appointment of Assaf Katan as Acting Chief Executive Officer of the company, effective immediately.

Mr. Katan joined Alvarion in 2010 as part of the corporate development team and was subsequently appointed Corporate Vice President, Strategy & Business Development and a member of the company’s senior management. In this role, Mr. Katan has been involved in the company’s major strategic initiatives, including the acquisition of Wavion Ltd. in November 2011, which expanded Alvarion’s technology portfolio to include carrier Wi-Fi, and the turnaround plan launched in mid-2012, which included a comprehensive review of Alvarion’s sales and marketing efforts and a decision to focus the business on vertical and carrier-grade Wi-Fi markets.

“We are pleased that Assaf accepted the Board’s request to lead Alvarion as we believe he is the right person for the job at this time. Assaf brings to the role extensive industry experience, and as part of the management team, he knows the company, its corporate culture and the challenges it faces very well,” said Amnon Yacoby, Chairman of the Board. “Assaf has been intimately involved with formulating and executing the company’s turnaround plan over the past year. We are confident that under his leadership, the company will continue with the execution of the turnaround plan, focusing attention and resources on the company’s core target markets – vertical and Wi-Fi markets.”

Mr. Yacoby added, “2012 was a challenging year for Alvarion. Nonetheless, we believe that we have made progress over the past several months and in spite of the existing challenges, expect to maintain this momentum.”

“I am honored by the trust that the board of directors has placed in me. While I recognize the challenges that Alvarion is facing, I believe that the current turnaround plan we are executing has put Alvarion back on a growth trajectory and we are already seeing the first fruits of these efforts. We remain committed to the traditional vertical markets we have excelled in such as security, smart cities and WISPs as well as expanding our presence in the carrier Wi-Fi market,” said Mr. Katan. “I look forward to closely working with the board of directors and especially Alvarion’s management team on successfully completing this turnaround.”

Prior to joining Alvarion, Mr. Katan served as Vice President, Marketing and Business Development at Media Layers, a privately-held company engaged in the mobile advertising space. Before Media Layers, Mr. Katan held various corporate, marketing and business development positions at Comverse, where, among others, he initiated and led the company's entry into the mobile content domain.  Mr. Katan was also a Team Leader at Shaldor Strategic Consulting, a leading management consulting firm in Israel.  Mr. Katan holds a Bachelor’s Degree in Psychology and Business Administration from the University of Tel Aviv, Israel.

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About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; our inability to raise sufficient funds to continue our operations, either through equity issuances or asset sales; and other risks detailed from time to time in the Company’s annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

The information in this press release is provided solely for information purposes, and is not a commitment, promise or legal obligation to deliver any products, features and/or functionalities, and should not be relied upon in making purchasing decisions.  The development, release and timing of any products, features and/or functionalities described remains at the sole discretion of Alvarion.  If and when any products, features and/or functionalities are offered for sale by Alvarion, they will be sold under agreed upon terms and conditions.  This information may not be incorporated into any contractual agreement with Alvarion or its subsidiaries or affiliates. Alvarion makes no representations or warranties with respect to the contents of this press release, and specifically disclaims any express or implied warranties of merchantability or fitness for any particular purpose.

To receive Alvarion's press releases please contact Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.